IR BIOSCIENCES HOLDINGS, INC.
8767 E. Via De Ventura
Suite 190
Scottsdale, Arizona 85258
(480) 922-3926

May 6, 2008

Via Edgar and Courier

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	IR BioSciences Holdings, Inc.
Preliminary proxy statement filed April 29, 2008
File No. 033-05384

Dear Mr. Riedler:

Based upon the Commission's review of the preliminary proxy statement on Schedule 14A (File No. 033-05384) of IR BioSciences Holdings, Inc. (the “Company”) the Staff issued a comment letter dated May 5, 2008 (the "Comment Letter"). The Comment Letter contained two comments. The Company is hereby providing to the Staff responses to Comment Nos. 1 and 2 as contained in the Comment Letter. For the convenience of the Staff, each of Comment Nos. 1 and 2 are set forth below followed by the Company's responses thereto.

1.           Comment: We note your discussion of an increase in the number of authorized shares of common stock of the company. Please expand the disclosure to state whether or not you have any plans, agreements, arrangements or understandings to issue any additional shares of common stock.

Response: We note your comment and respectfully inform you that the Company has no plans, agreements, arrangements or understandings to issue any additional shares of common stock at such time and have revised Schedule 14A accordingly to include the disclosure.

2.           Comment: Regarding your proposal to increase the number of shares under your stock plan, please provide the table required by Item 10 of Schedule 14A if the benefits or amounts are determinable.

Response: We note your comment and respectfully inform you that no table is required as the benefits or amounts are not determinable.  In Schedule 14A we have identified the various classes of persons eligible for awards under the stock plan.  Grants of awards under the stock plan may be made upon approval by the Board of Directors to eligible recipients within the eligible classes of persons.  Provisions of the stock plan do not designate or identify the approximate number of persons in each class, and therefore, we cannot specify the benefits or amounts for each such class.  Following approval of the increase in the number of shares available under the stock plan, the Company, upon Board approval, expects to grant to Jerome B. Zeldis, M.D., Ph.D., a director of the Company, a nonstatutory option to purchase 750,000 shares of Common Stock with an exercise price equal to 85% of the fair market value of the Common Stock on the day of the grant with a term of 10 years.  If the nonstatutory option to Dr. Zeldis was granted today, the theoretical value of the option would be $48,066. Schedule 14A has been revised accordingly to include the theoretical values.

We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact me at (480) 922-3926.

Yours truly,
IR BIOSCIENCES HOLDINGS, INC.

/s/ John N. Fermanis
John N. Fermanis
Chief Financial Officer